Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market in general that its subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A., as shareholders of IRB-BRASIL RESSEGUROS S.A. (“IRB”), have approved at a general meeting of IRB held on the present date to submit its application for registration as class “A” publicly traded company before the Brazilian Securities Commission (“Comissão de Valores Mobiliários”).

The Company announces that it will keep the market informed of occasional developments related to the subject.

São Paulo, August 21, 2015.

MARCELO KOPEL
Investor Relations Officer